FILED BY BLACKROCK TCP CAPITAL CORP.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: BLACKROCK TCP CAPITAL CORP.
 FILE NO. OF RELATED REGISTRATION STATEMENT: 814-00899

BLACKROCK TCP CAPITAL CORP. ANNOUNCES 2023 FINANCIAL RESULTS INCLUDING FOURTH QUARTER NET INVESTMENT INCOME OF $0.44 PER SHARE; DECLARES FIRST QUARTER DIVIDEND OF $0.34 PER SHARE; 47 CONSECUTIVE QUARTERS OF DIVIDEND COVERAGE

SANTA MONICA, Calif., February 29, 2024 - BlackRock TCP Capital Corp. (“we,” “us,” “our,” “TCPC” or the “Company”), a business development company (NASDAQ: TCPC), today announced its financial results for the fourth quarter and year ended December 31, 2023 and filed its Form 10-K with the U.S. Securities and Exchange Commission.

FINANCIAL HIGHLIGHTS

•
Net investment income for the quarter ended December 31, 2023 was $25.3 million, or $0.44 per share on a diluted basis, which exceeded the regular dividend of $0.34 per share paid on December 29, 2023. This represents 47 consecutive quarters of dividend coverage.

•	Net asset value per share was $11.90 at December 31, 2023 compared to $12.72 at September 30, 2023.

•
Net decrease in net assets from operations for the quarter ended December 31, 2023 was $13.3 million, or $0.23 per share, compared to $12.8 million, or $0.22 per share net increase in net assets from operations for the quarter ended September 30, 2023. Net increase in net assets from operations for the year ended December 31, 2023 was $38.5 million, or $0.67 per share.

•
Total acquisitions during the quarter ended December 31, 2023 were $40.6 million and total dispositions were $42.2 million. Total acquisitions for the year ended December 31, 2023 were $226.1 million and total dispositions were $218.7 million.

•	As of December 31, 2023, loans on non-accrual status represented 2.0% of the portfolio at fair value and 3.7% at cost.

•	On February 27, 2024, our Board of Directors declared a first quarter dividend of $0.34 per share, payable on March 29, 2024 to stockholders of record as of the close of business on March 14, 2024.

•
As previously disclosed, on January 10, 2024, the Company entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) with BlackRock Capital Investment Corporation, a Delaware corporation (“BCIC”), pursuant to which the Company will merge with and into an indirect wholly-owned subsidiary of TCPC (“Merger Sub, the “Merger”). Following the Merger, TCPC will continue to trade on the Nasdaq Global Select Market under the ticker symbol “TCPC” and the Merger Sub will continue as a subsidiary of TCPC. The Merger is currently anticipated to close during the first quarter of 2024, subject to stockholder approval, customary regulatory approvals and other closing conditions.

“We generated solid net investment income in the fourth quarter, culminating a strong year in which we grew NII 20% and delivered a 14.5% net investment income return on equity,” Rajneesh Vig, BlackRock TCP Capital Corp. Chairman and CEO, said. “Our proven track record of delivering consistent results across market cycles has enabled us to consistently out-earn our dividend and drive outstanding long-term results on behalf of our shareholders. During the fourth quarter, we did report a decline in NAV, the largest driver of which was unrealized losses on three positions in our portfolio,” Vig continued. “It’s important to emphasize that these companies’ challenges are idiosyncratic in nature and not indicative of broader issues in our portfolio. Our overall credit quality is solid, and we are well-positioned to further execute our strategy of selectively investing in compelling, new opportunities. We also are confident in our ability to close our proposed merger with BlackRock Capital Investment Corporation this year as planned. This is a transformational combination that we believe will create substantial scale, operational cost synergies, and better access to capital on improved terms. We also anticipate that the transaction will be accretive to NII and further bolster the earnings power of the combined company.”

PORTFOLIO AND INVESTMENT ACTIVITY

As of December 31, 2023, our investment portfolio consisted of debt and equity positions in 142 portfolio companies with a total fair value of approximately $1.6 billion, 89.3% of which was senior secured debt. 77.6% of the total portfolio was first lien. Equity positions, which include equity interests in diversified portfolios of debt, represented approximately 10.7% of the portfolio. 95.6% of our debt investments were floating rate, 94.0% of which had interest rate floors.

As of December 31, 2023, the weighted average annual effective yield of our debt portfolio was approximately 14.1%(1) and the weighted average annual effective yield of our total portfolio was approximately 13.3%, compared with 14.1% and 13.2%, respectively, as of September 30, 2023. We placed our loan to Thras.io on non-accrual during the fourth quarter. In total, debt investments in four portfolio companies were on non-accrual status as of December 31, 2023, representing 2.0% of the portfolio at fair value and 3.7% at cost.

During the three months ended December 31, 2023, we invested approximately $40.6 million, primarily in six investments, comprised of five new and one existing portfolio companies. Of these investments, $37.1 million, or 91.4% of total acquisitions, was in senior secured loans, $2.2 million, or 5.4% of total acquisitions, was in a senior secured note, and $1.3 million, or 3.2% of total acquisitions, was comprised primarily of equity investments. Additionally, we received approximately $42.2 million in proceeds from sales or repayments of investments during the three months ended December 31, 2023. New investments during the quarter had a weighted average effective yield of 13.4%. Investments we exited had a weighted average effective yield of 12.5%. We expect to continue to invest in senior secured loans, bonds and subordinated debt, as well as select equity investments, to obtain a high level of current income, with an emphasis on principal protection.

As of December 31, 2023, total assets were $1.7 billion, net assets were $687.6 million and net asset value per share was $11.90, as compared to $1.7 billion, $735.0 million, and $12.72 per share, respectively, as of September 30, 2023.

CONSOLIDATED RESULTS OF OPERATIONS

Total investment income for the three months ended December 31, 2023 was approximately $50.8 million, or $0.88 per share. Investment income for the three months ended December 31, 2023 included $0.04 per share from recurring original issue discount and exit fee amortization, $0.06 per share from interest income paid in kind, $0.02 per share in dividend income and $0.00 per share of other income. This reflects our policy of recording interest income, adjusted for amortization of premiums and discounts, on an accrual basis. Origination, structuring, closing, commitment, and similar upfront fees received in connection with the outlay of capital are generally amortized into interest income over the life of the respective debt investment.

Total operating expenses for the three months ended December 31, 2023 were approximately $25.6 million, or $0.44 per share, including interest and other debt expenses of $11.5 million, or $0.20 per share, and incentive compensation from net investment income of $5.3 million, or $0.09 per share. Excluding incentive compensation, interest and other debt expenses, annualized fourth quarter expenses were 4.5% of average net assets.

Net investment income for the three months ended December 31, 2023 was approximately $25.3 million, or $0.44 per share. Net realized losses for the three months ended December 31, 2023 were $0.0 million, or $0.00 per share. Net unrealized losses for the three months ended December 31, 2023 were $38.6 million, or $0.67 per share. Net unrealized losses for the three months ended December 31, 2023 were comprised of a $13.8 million unrealized loss on our investment in Edmentum, an $8.6 million unrealized loss on our investment in Thras.io, a $5.4 million unrealized loss on our investment in Aventiv Technologies (Securus), a $2.4 million unrealized loss on our investment in Astra Acquisition and a $2.3 million unrealized loss on our investment in Nephron. Net decrease in net assets resulting from operations for the three months ended December 31, 2023 was $13.3 million, or $0.23 per share.

(1) Weighted average annual effective yield includes amortization of deferred debt origination and end-of-term fees and accretion of original issue discount, but excludes market discount and any prepayment and make-whole fee income. The weighted average effective yield on our debt portfolio excludes any debt investments that are distressed or on non-accrual status.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2023, available liquidity was approximately $359.0 million, comprised of approximately $246.8 million in available capacity under our leverage program and $112.2 million in cash and cash equivalents.

The combined weighted-average interest rate on debt outstanding at December 31, 2023 was 4.29%.

Total debt outstanding at December 31, 2023 was as follows:

	Maturity	Rate		Carrying Value (1)	Available	Total Capacity
Operating Facility	2026	SOFR+2.00%	(2)	$163,168,808	$136,831,192	$300,000,000	(3)
Funding Facility II	2027	SOFR+2.05%	(4)	100,000,000	100,000,000	200,000,000	(5)
SBA Debentures	2024−2031	2.52%	(6)	150,000,000	10,000,000	160,000,000
2024 Notes ($250 million par)	2024	3.900%		249,596,009	—	249,596,009
2026 Notes ($325 million par)	2026	2.850%		325,791,013	—	325,791,013
Total leverage				988,555,830	$246,831,192	$1,235,387,022
Unamortized issuance costs				(3,355,221)
Debt, net of unamortized issuance costs				$985,200,609

(1)	Except for the 2024 Notes and the 2026 Notes, all carrying values are the same as the principal amounts outstanding.
(2)
As of December 31, 2023, $155.0 million of the outstanding amount was subject to a SOFR credit adjustment of 0.11%. $8.2 million of the outstanding amount bore interest at a rate of EURIBOR + 2.00% and $2.0 million of the outstanding amount bore interest at a rate of Prime + 1.00%.

(3)	Operating Facility includes a $100.0 million accordion which allows for expansion of the facility to up to $400.0 million subject to consent from the lender and other customary conditions.
(4)	Subject to certain funding requirements and a SOFR credit adjustment of 0.15%.
(5)	Funding Facility II includes a $50.0 million accordion which allows for expansion of the facility to up to $250.0 million subject to consent from the lender and other customary conditions.
(6)	Weighted-average interest rate, excluding fees of 0.35% or 0.36%.

On February 27, 2024, our Board of Directors re-approved our stock repurchase plan to acquire up to $50.0 million in the aggregate of our common stock at prices at certain thresholds below our net asset value per share, in accordance with the guidelines specified in Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934. During the three months and year ended December 31, 2023, no shares were repurchased.

MERGER AGREEMENT

As previously disclosed, on September 6, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BlackRock Capital Investment Corporation, a Delaware corporation (“BCIC”), BCIC Merger Sub, LLC, a Delaware limited liability company and indirect wholly-owned subsidiary of the Company (formerly known as Project Spurs Merger Sub, LLC, “Merger Sub”), and, solely for the limited purposes set forth therein, (x) BlackRock Capital Investment Advisors, LLC, a Delaware limited liability company and investment adviser to BCIC (“BCIA”), and (y) Tennenbaum Capital Partners, LLC (the “Advisor”). The Company’s Board of Directors and the BCIC Board of Directors, including all of the independent directors of each board, on the recommendation of a special committee comprised solely of the independent directors of each respective board, have approved the Merger Agreement and the terms and transactions contemplated thereby. For more information, please refer to the Form 8-K as filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2023.

On October 6, 2023, the Company filed a preliminary registration statement on Form N-14, which included a joint proxy statement of the Company and BCIC and the Company’s prospectus. The registration statement on Form N-14 was declared effective by the SEC on November 16, 2023, and the final joint proxy statement/prospectus was mailed to stockholders on January 15, 2024. The transaction is subject to approval by our and BCIC’s stockholders, customary regulatory approvals and other closing conditions. Assuming these conditions are satisfied, the transaction is expected to close in the first calendar quarter of 2024. For more information, please refer to the Form 8-K as filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2023 and the Post-Effective Amendment No. 2 to the joint proxy statement on Form N-14, as filed with the SEC on January 10, 2024.

In connection with entry into the Merger Agreement and subject to closing of the Merger, the Advisor has agreed to reduce its base management fee rate for managing the Company from 1.50% to 1.25% on assets equal to or below 200% of the net asset value of the Company (for the avoidance of doubt, the base management fee rate on assets that exceed 200% of the net asset value of the Company would remain 1.00%) with no change to the basis of calculation.

RECENT DEVELOPMENTS

On February 27, 2024, our Board of Directors declared a first quarter dividend of $0.34 per share payable on March 29, 2024 to stockholders of record as of the close of business on March 14, 2024.

CONFERENCE CALL AND WEBCAST

BlackRock TCP Capital Corp. will host a conference call on Thursday, February 29, 2024 at 1:00 p.m. Eastern Time (10:00 a.m. Pacific Time) to discuss its financial results. All interested parties are invited to participate in the conference call by dialing (833) 470-1428 ; international callers should dial (404) 975-4839. All participants should reference the access code 127670. For a slide presentation that we intend to refer to on the earnings conference call, please visit the Investor Relations section of our website (www.tcpcapital.com) and click on the Fourth Quarter 2023 Investor Presentation under Events and Presentations. The conference call will be webcast simultaneously in the investor relations section of our website at http://investors.tcpcapital.com/. An archived replay of the call will be available approximately two hours after the live call, through March 7, 2024. For the replay, please visit https://investors.tcpcapital.com/events-and-presentations or dial (866) 813-9403. For international replay, please dial (929) 458-6194. For all replays, please reference access code 101079.

BlackRock TCP Capital Corp.

Consolidated Statements of Assets and Liabilities

	December 31, 2023	December 31, 2022

Assets
Investments, at fair value:
Non-controlled, non-affiliated investments (cost of $1,389,865,889 and $1,474,146,428, respectively)	$1,317,691,543	$1,402,764,659
Non-controlled, affiliated investments (cost of $63,188,613 and $37,132,993, respectively)	65,422,375	69,089,697
Controlled investments (cost of $198,335,511 and $158,500,501, respectively)	171,827,192	137,733,285
Total investments (cost of $1,651,390,013 and $1,669,779,921, respectively)	1,554,941,110	1,609,587,641

Cash and cash equivalents	112,241,946	82,435,171
Interest, dividends and fees receivable	25,650,684	20,903,797
Deferred debt issuance costs	3,671,727	3,597,236
Prepaid expenses and other assets	2,266,886	2,826,004
Total assets	1,698,772,353	1,719,349,849

Liabilities
Debt (net of deferred issuance costs of $3,355,221 and $5,056,427, respectively)	985,200,609	944,005,814
Interest and debt-related payables	10,407,570	9,260,738
Management fees payable	5,690,105	6,084,202
Incentive fees payable	5,347,711	4,883,575
Payable for investments purchased	960,000	1,937,465
Reimbursements due to the Advisor	844,664	1,498,733
Distributions payable	—	2,888,363
Accrued expenses and other liabilities	2,720,148	2,037,169
Total liabilities	1,011,170,807	972,596,059

Net assets	$687,601,546	$746,753,790

Composition of net assets applicable to common shareholders
Common stock, $0.001 par value; 200,000,000 shares authorized, 57,767,264 and 57,767,264 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	$57,767	$57,767
Paid-in capital in excess of par	967,643,255	967,890,570
Distributable earnings (loss)	(280,099,476)	(221,194,547)
Total net assets	687,601,546	746,753,790
Total liabilities and net assets	$1,698,772,353	$1,719,349,849
Net assets per share	$11.90	$12.93

BlackRock TCP Capital Corp.

Consolidated Statements of Operations

	Year Ended December 31,
	2023	2022	2021
Investment income
Interest income (excluding PIK):
Non-controlled, non-affiliated investments	$183,528,944	$157,012,042	$143,005,804
Non-controlled, affiliated investments	1,137,108	148,805	127,247
Controlled investments	10,061,227	7,710,565	6,678,789
PIK income:
Non-controlled, non-affiliated investments	9,422,286	7,899,134	5,839,520
Non-controlled, affiliated investments	319,010	—	—
Controlled investments	651,700	—	—
Dividend income:
Non-controlled, non-affiliated investments	1,133,826	1,017,828	1,131,568
Non-controlled, affiliated investments	2,652,918	2,357,066	4,599,288
Controlled investments	—	3,794,889	2,110,976
Other income:
Non-controlled, non-affiliated investments	376,214	881,611	449,021
Non-controlled, affiliated investments	45,650	180,520	1,163,495
Total investment income	209,328,883	181,002,459	165,105,708

Operating expenses
Interest and other debt expenses	47,810,740	39,358,896	40,988,760
Management fees	24,020,766	26,259,584	25,719,938
Incentive fees	22,602,949	18,759,613	17,726,879
Professional fees	2,173,123	1,767,652	1,715,244
Administrative expenses	1,532,284	1,760,905	1,851,420
Director fees	936,819	1,090,654	982,111
Insurance expense	558,020	638,006	615,901
Custody fees	365,107	339,886	325,239
Other operating expenses	2,525,002	2,589,090	2,637,102
Total operating expenses	102,524,810	92,564,286	92,562,594

Net investment income before taxes	106,804,073	88,438,173	72,543,114

Excise tax expense	247,315	—	—
Net investment income	106,556,758	88,438,173	72,543,114

Realized and unrealized gain (loss) on investments and foreign currency
Net realized gain (loss):
Non-controlled, non-affiliated investments	(31,648,232)	(29,278,589)	(2,257,955)
Non-controlled, affiliated investments	—	11,172,439	6,545,598
Controlled investments	—	(124,801)	—
Net realized gain (loss)	(31,648,232)	(18,230,951)	4,287,643
Net change in unrealized appreciation (depreciation):
Non-controlled, non-affiliated investments	(2,036,190)	(72,517,792)	13,083,276
Non-controlled, affiliated investments	(28,656,798)	(27,307,855)	53,937,566
Controlled investments	(5,741,106)	20,393,093	(3,854,536)
Net change in unrealized appreciation (depreciation)	(36,434,094)	(79,432,554)	63,166,306

Net realized and unrealized gain (loss)	(68,082,326)	(97,663,505)	67,453,949

Realized loss on extinguishment of debt	—	—	(6,206,289)

Net increase (decrease) in net assets resulting from operations	$38,474,432	$(9,225,332)	$133,790,774

Basic and diluted earnings (loss) per share	$0.67	$(0.16)	$2.32

Basic and diluted weighted average common shares outstanding	57,767,264	57,767,264	57,767,264

ABOUT BLACKROCK TCP CAPITAL CORP.

BlackRock TCP Capital Corp. (NASDAQ: TCPC) is a specialty finance company focused on direct lending to middle-market companies as well as small businesses. TCPC lends primarily to companies with established market positions, strong regional or national operations, differentiated products and services and sustainable competitive advantages, investing across industries in which it has significant knowledge and expertise. TCPC’s investment objective is to achieve high total returns through current income and capital appreciation, with an emphasis on principal protection. TCPC is a publicly-traded business development company, or BDC, regulated under the Investment Company Act of 1940 and is externally managed by its advisor, a wholly-owned, indirect subsidiary of BlackRock, Inc. For more information, visit www.tcpcapital.com.

FORWARD-LOOKING STATEMENTS

Prospective investors considering an investment in BlackRock TCP Capital Corp. should consider the investment objectives, risks and expenses of the company carefully before investing. This information and other information about the company are available in the company’s filings with the Securities and Exchange Commission (“SEC”). Copies are available on the SEC’s website at www.sec.gov and the company’s website at www.tcpcapital.com. Prospective investors should read these materials carefully before investing.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on estimates, projections, beliefs and assumptions of management of the company at the time of such statements and are not guarantees of future performance. Forward-looking statements involve risks and uncertainties in predicting future results and conditions. Actual results could differ materially from those projected in these forward-looking statements due to a variety of factors, including, without limitation, changes in general economic conditions or changes in the conditions of the industries in which the company makes investments, risks associated with the availability and terms of financing, changes in interest rates, availability of transactions, and regulatory changes. Certain factors that could cause actual results to differ materially from those contained in the forward-looking statements are included in the “Risk Factors” section of the company’s Form 10-K for the year ended December 31, 2023, and the company’s subsequent periodic filings with the SEC. In connection with the Merger, certain factors includes the uncertainties associated with (i) the timing or likelihood of the Merger closing; (ii) the expected synergies and savings associated with the Merger; (iii) the ability to realize the anticipated benefits of the Merger, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Merger; (iv) the percentage of BCIC and TCPC stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Merger may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of BCIC and TCPC or the economy generally due to terrorism, war or other geopolitical conflict, natural disasters or public health crises and epidemics; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in BCIC’s and TCPC’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xiii) other considerations that may be disclosed from time to time in BCIC’s and TCPC’s publicly disseminated documents and filings. Copies are available on the SEC’s website at www.sec.gov and the company’s website at www.tcpcapital.com. Forward-looking statements are made as of the date of this press release and are subject to change without notice. The company has no duty and does not undertake any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise.

SOURCE:
BlackRock TCP Capital Corp.

CONTACT
BlackRock TCP Capital Corp.
Katie McGlynn
310-566-1094
investor.relations@tcpcapital.com